EXHIBIT 99.1

TDC Divests Shareholding in Inmarsat Ltd.

TDC has agreed to divest its 1.96% shareholding in Inmarsat Ltd. for total proceeds of USD 29.4m (DKK 189m).

TDC will sell its shares to Grapeclose Ltd, a company formed at the direction of funds advised by Apax Partners and Permira.

Inmarsat Ltd. is a global mobile satellite communications operator that offers a range of communications services to maritime, land-mobile, aeronautical and other users. Inmarsat Ltd. is based in London.

For further information please contact TDC Investor Relations at +45 3343 7680.

Contacts:

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com